Exhibit 99.1

PRESS RELEASE
SOURCE : Neptune Technologies & Bioressources

Acasti Pharma Inc. Scientific Advisory Board Members Optimistic about Company Progress
Positive guidance following recent SAB meeting

Laval, Québec, CANADA – Laval, July 12, 2010: Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) and Acasti Pharma Inc. (“Acasti”) are pleased to announce the outcome of the recent Acasti’s Scientific Advisory Board (“SAB”) general meeting held on June 15, 2010.

The purpose of the meeting was to review the 2010 research and development results and the SAB was extremely encouraged by the findings. As such, the Advisory Board has indicated that they strongly support Acasti’s research and development efforts and advocate their next stage of development. The Acasti SAB is composed of world renowned experts: Prof. Steven Nissen (Cleveland Clinic), Prof. Ruth McPherson (Ottawa University), Prof. William Harris (Sandford Research/USD), Prof. Thomas G. Hartman (Rutgers University Center) and Dr. Magdy M. Abdel-Malik (Quaestio Global Partners). Prof. Daniel Rader (University of Pennsylvania School of Medicine) and Dr. Steven Adelman (CEO/co-Founder of Vascular Strategies LLC) also attended the meeting. A new addition to the SAB since this meeting is Prof. Jacques Genest (McGill University Health Center).

During the SAB meeting, Acasti presented in details the status of its product development program focusing on the chemistry, manufacturing and controls (CMC) aspects of its lead drug candidate CaPre™ supported by the positive comments received from both the FDA Center for Drug Evaluation and Health Canada’s Office of Clinical Trials. The complete preclinical data package including safety and efficacy was also reviewed, followed by a strategic discussion on the Phase II clinical study design according to regulatory recommendations received by the Company. “Acasti`s preclinical data are impressive and provocative” said Prof. Dan Rader, “CaPre™ deserves special attention when compared to products such as Lovaza® and Amarin`s product (AMR-101) currently in Phase III” he added. “We realize that Acasti`s product has an excellent safety profile and might be offering multiple benefits such as reducing TG while increasing HDL-cholesterol” said Dr. Abdel-Malik.

The critical step now for Acasti is to correlate this preclinical data with efficacy in patients through an efficient clinical study design. The SAB acknowledges that the choice of CaPre™ dosage is thus key and must be wisely chosen; and will guide Acasti scientists through the process. In addition, Prof. Harris was enthusiastic to learn about the bioavailability clinical trial outcome conducted with the precursor of CaPre™, showing a better bioavailability of EPA/DHA when both are co-formulated with phospholipids, a unique feature of CaPre® as compared to fish oil and ethyl esters like Lovaza®.

The Acasti’s next SAB meeting will be held in September 2010. In the meantime, Acasti is working closely with its SAB members and other scientific and clinical advisors to finalize the design of the upcoming clinical trial for the respective FDA and Health Canada regulatory submissions.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	Acasti Contact:
Neptune Technologies & Bioressources Inc.	Acasti Pharma Inc.
André Godin, V.P. Administration and Finance	Dr. Tina Sampalis, President
+1 450.687.2262	+1 450.686.4555
a.godin@neptunebiotech.com	t.sampalis@acastipharma.com
www.neptunebiotech.com	www.acastipharma.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or imp lied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.